UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MOLECULAR DEVICES CORPORATION

(Name Of Subject Company (Issuer))

MDS INC.

MONUMENT ACQUISITION CORP.

(Names of Filing Persons (Offerors))

COMMON SHARES, $.001 PAR VALUE

(Title of Class of Securities)

60851C107

(CUSIP Number of Class of Securities)

Kenneth L. Horton

Executive Vice President

Corporate Development and General Counsel

MDS Inc.

2700 Matheson Blvd. East, West Tower

Mississauga, Ontario, Canada L4W 4V9

(416) 213-4255

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Joel F. Freedman, Esq.

William M. Shields, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Expanding A Leading Life Science Franchise January 29, 2007 MDS Inc. To Acquire Molecular Devices

Safe Harbor Statement
This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans",
"intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties, including risks to both companies that the acquisition of
Molecular Devices will not be consummated as the transaction is subject to certain closing conditions, if the transaction is consummated, there will be risks and uncertainties related to MDS's ability to successfully integrate the two companies. MDS's and Molecular Devices’ actual results could differ materially from those currently anticipated due to these risks and a number of other factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the respective products of MDS and Molecular Devices,  the development of new products, the degree of market penetration of  the respective products of MDS and Molecular Devices, and other factors set forth in reports and other documents filed by MDS and Molecular Devices with Canadian regulatory authorities and the U.S. Securities and Exchange Commission from time to time.

MDS
Science advancing health

MDS
Pharma Services
MDS
Science advancing health
MDS
Nordion
MDS
Sciex

Global Life Sciences Company
End market growth of 7-10%
US$1B in revenues $1.2B
95% global revenue
5,600 employees 6,200
Broad global reach
–
Operations in 28 countries
–
Distribution in 89 countries

Reviewing Strategic Investment
Criteria
Investment Approach:
Use disciplined financial analysis
No diversification beyond remaining
3 core businesses
Criteria for selection:
1.
On Strategy
– Strengthens our core businesses
– Broadens our capabilities to serve
customers better
– Improves positioning in our markets
2.
NPV/Accretive value
–
Offers tangible synergies
3.
Management team in place to
successfully integrate
Landscape:
Disciplined approach
in place to make thoughtful
acquisitions
Opportunities exist across all
three life sciences market
segments
All 3 remaining core businesses
in fragmented markets that
are consolidating

Molecular Devices Acquisition
Offer Price: US $35.50 per share (all cash)
Transaction Value: $615 million
– $585 million shares, $30 million options
Form: Tender offer
Funding: Cash on hand, revolver, proceeds from Dx
Expected  Financial Impact: $190 million revenues, $45-50 million EBITDA in first year
2007: Modestly accretive on a cash EPS basis*
2008 and beyond: Significantly accretive
Anticipated Close: Q2 2007
Conditions: Customary regulatory approvals and other conditions
Financial Advisor: Merrill Lynch
Legal Advisor: Ropes & Gray
*Cash EPS = operating cash flow (excluding changes in working capital, unusual and non-recurring items) divided by total diluted shares outstanding

• US $2.2 B across biology research and drug discovery
• High content screening and advanced microplate detection systems driving growth
• Track record of product innovation
•
64% of 2006 revenues from products introduced in last three years
• Recognized market leader
•
High content screening , microplate detection
•
Well respected brands – FLIPR, SpectraMax
• Attractive mix of hardware, consumables and software
• Strong IP portfolio and product pipeline
Molecular Devices – Market Leading
Cellular Analysis and Screening Franchise
Attractive Market Opportunity
Market Leading Product/Technology Portfolio
Global sales, manufacturing and support infrastructure
• Direct sales and support
•
230 sales and support employees
• Off-shore manufacturing
$190 million revenues*
$45-50 million EBITDA
* Expected Molecular Devices revenues and EBITDA for first year of ownership before transaction related expenses

MDS
Science advancing health

Molecular Devices

MDS Sciex

Combination of Market Leading
Franchises
• US $3B across drug discovery, life science
and industrial end markets
• Applied markets and integrated systems
drive incremental growth
• Recognized MS leader
• Small molecule, proteomics, applied
• Expand access to customer workflow
• Tempo LC
• Delivering innovative technologies
• CellKey label free cellular analysis
Attractive Market Opportunity
Market Leading Product/
Technology Portfolio
Research & Development Expertise Global Distribution
• 230 direct sales team
• Dedicated Biology Research and Drug
Discovery channels
• Distribution network
• Best in industry R&D team
• 150 patents, 173 pending
• Strong track record of innovation
• US $2.2B across life sciences and biology
research
• High Content Screening represents high
growth submarket
• Opportunities in hardware, reagents and
software
Attractive Market Opportunity
Gold Standard Products
• Biology Research – imaging, micro
plate detection, cellular neuroscience,
• Life Sciences – FLIPR, Automated E-
phys, High Throughput Imaging
• Strong product pipeline
• Blue chip customer base
• High quality reputation
• 132 patents, 94 pending

MDS Science advancing health

MDS Sciex

Molecular Devices

Product Portfolio Spans Research &
Drug Discovery Workflow
Clinical
Trials
Safety
Lead
Optimization
Screening
Basic
Research
Applied
Markets
4800 MALDI
TOF/TOF
4000 QTRAP
CellKey
API 5000
API 4000
API 3200
API 4000
ELAN DRC
MetaMorph
SpectraMax
FLIPR
IonWorks
ImageXpress
TransFluor
Axopatch
PatchXpress
Laser Capture
Microdissectio
Diverse product portfolio
Broad customer relationships
Leading market position

Molecular Devices: A Platform for
Growth
Biology Research: 60% of Revenues
Products: < $100K price points
Leader in detection and imaging
Attractive market drivers
Steady government funding
Interest in biomarkers and personalized
medicine
Drug Discovery: 40% of Revenues
Products: $100 – 500K price points
Breakthrough solutions
Attractive market drivers
High Content Screening gaining traction
Reagents / consumables targeting high
growth applications
Blue chip customer base across pharmaceutical, biotech,
academic and government laboratories
Strong reputation for quality and innovation
Installed base of 100,000 instruments
Global sales and support infrastructure – 230 person direct sales and support
Robust R&D engine – history of product innovation; rich pipeline

MDS
Science advancing health

Total Screening Market $2.9 B

ADME/Tox
CAGR 23%
Secondary
CAGR 16%
Primary
CAGR 5%

Screening & Detection Market
Total Screening Market Segmentation, 2007E
$2.9 B
$0.5 B
Reagents 26%
Instruments 47%
$1.3 B
Software 4%
$0.8 B
Assay Services 14%
$0.3 B
Service 9%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Total
Screening Market
by Segment High Content
Screening
CAGR 15-20%
$2.9 B $300 mm
Source:  Nova Bioreports 2006, High-Content Analysis/Screening Market
Molecular
Devices, 17%
Thermo/Fisher
(Cellomics), 17%
GE/Amersham,
12%
Others, 41%
BD Biosciences,
5% PKI/Evotech, 8%
Demand for diverse number of biological parameters investigated
Precise measurements on biological systems with higher information content higher throughput
Reliance on cellular assays throughout discovery paradigm is growing
(now >50% of assays in drug discovery)
Key Market Trends and Drivers

Global Sales and Service Infrastructure
Immediately leverage channel and blue chip customer base to accelerate CellKey commercialization
Sunnyvale, CA
Headquarters
Downingtown, PA
Sales & Service
London, UK
Sales & Service
Munich, Germany
Sales & Service
Shanghai, China
Sales, Service & Manufacturing
Melbourne, Australia
Sales & Service
Beijing, China
Sales & Service
Seoul, South Korea
Sales & Service
Tokyo, Japan
Sales & Service
Osaka, Japan
Sales & Service
Sao Paulo, Brazil
Sales & Service
Direct Sales and Support Network Over 230 Strong Direct Sales and Support Network Over 230 Strong
Union City, CA
Sales & Service & Manufacturing

MDS Inc. - Revenue Profile
26%
44%
30%
MDS Sciex
MDS
Nordion
MDS
Pharma
Services
2006 Revenue: US $1.0 B
38%
37%
25%
MDS
Sciex &
Molecular
Devices
MDS
Nordion
MDS
Pharma
Services
2006 Proforma Revenue*: US $1.2 B
* 2006 Proforma Revenues include MDS US$ Reported 06 Revenues and Molecular Devices LTM  ending 9/06 Reported Revenues

Expected Financial Impact
Accretive in ’07, and significantly accretive thereafter
Molecular Devices accelerates MDS’ business plan
-
Direct channel permits rapid commercialization of CellKey cellular analysis platform
-
Augmented R&D capabilities to drive product development
-
Positions MDS Instruments as commercialization partner of choice
-
Global network for sales and marketing and manufacturing
Anticipated synergies of $10-12 million in first year, $15-17 million in second year
-
CellKey product leverages existing Molecular Devices Sales and Support Network
-
Opportunity to shift manufacturing to Asia – leverage MDS experience and facilities
-
Public company costs and associated corporate infrastructure

MDS Science advancing health

MDS
Science advancing health

MDS Investment Thesis
US$1.2B pure play life sciences company with high single-digit organic growth
MDS Sciex - Molecular Devices combination represents enhanced platform for growth
MDS Pharma Services offers significant opportunities for
unlocking value:
• FDA resolution
• Margin expansion potential
Management has demonstrated execution capability over past
12 months
New leadership in place and focused on profitable growth:
• Strong balance sheet
• Track record of successful acquisitions

MDS
Science advancing health

MDS
Pharma Services
MDS
Nordion
MDS
Sciex
MDS

Clarified strategy
Market leading franchises
Streamlined, more agile
cost structure
Strong financial position
Aligned senior team
committed to execution
Core Purpose:
To make a distinctive contribution to
the health and well-being of people
Well Positioned in Life Sciences

Legal Statement
The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices.
At the time the tender offer is commenced, MDS and its subsidiary, Molecular Devices
Acquisition Corp., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Molecular Devices intends to file a Solicitation/Recommendation Statement on
Schedule 14D-9 with respect to the tender offer. MDS, Monument Acquisition Corp. and
Molecular Devices intend to mail these documents to the shareholders of Molecular
Devices. These documents will contain important information about the tender offer and stockholders of Molecular Devices are urged to read them carefully when they become available. Shareholders of Molecular Devices will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and
Exchange Commission at http://www.sec.gov/. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from MDS by mailing requests for such materials to:
Attention: Corporate Secretary
MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario  L4W 4V9

Expanding A Leading Life Science Franchise January 29, 2007 MDS Inc. To Acquire Molecular Devices

MDS Inc. Conference Call

Monday, January 29, 2007, 10:00 a.m. ET

CORPORATE PARTICIPANTS

Ms. Sharon Mathers

Moderator, Vice-president of Investor Relations and External Communications

Mr. Tim Harkness

Senior Vice President and Chief Financial Officer

Mr. Joe Keegan

President and CEO

CONFERENCE CALL PARTICIPANTS

Lennox Gibbs

TD Securities, Analyst

John Maletic

Scotia Capital, Analyst

Dave Windley

Jeffries and Company, Analyst

Paul Knight

Thomas Weisel Partners, Analyst

Brian Bapty

Raymond James, Analyst

Maher Yaghi

Desjardins Securities, Analyst

Michael Emerald

Longfellow Investments, Analyst

David Pink

Milton Partners, Analyst

PRESENTATION

Operator

Good morning ladies and gentlemen. Welcome to the MDS conference call. I would now like to turn the meeting over to Ms. Sharon Mathers, vice president of investor relations and external communications. Please go ahead.

Ms. Sharon Mathers, Moderator, Vice-president of Investor Relations and External Communications

Thank you and good morning everyone, thanks for joining us today. We issued a news release on an exciting development this morning. As many of you will have read, we announced our intention to acquire Molecular Devices.

If you’ve not had a chance to read our announcement you can find it posted on our website at www.mdsinc.com. We’re also web casting this event live on our website where you will find a presentation highlighting the details of the call as well as the archived version of today’s call.

On the call this morning we have Stephen DeFalco, president and CEO of MDC, Andy Boorn, president of MDS Sciex and Joe Keegan, president and CEO of Molecular Devices.

Stephen will begin the call to provide the details of the transaction, share with us the significance of this acquisition from his perspective.

We’ll then turn it over to Joe Keegan and Andy Boorn for their prospectus and following it up with a Q&A session from Stephen, Andy and Joe with Stephen wrapping up the call with a few closing comments.

During the call we will be making forward looking statements about this transaction and MDS. These statements are subject to risks and uncertainties that could cause actual results to material differently. Information about these risks may be found in our press release issued this morning and other documents filed by MDS with Canadian regulatory authorities and the SEC from time to time.

Please note that unless otherwise indicated any numbers that we refer to today will be in US dollars. And with that I’ll turn it over to Stephen DeFalco, president and CEO of MDS.

Mr. Stephen DeFalco

Thanks Sharon, what an exciting day for MDS. I’m thrilled to be speaking to you about this deal. We have discussed many times our strategy of making acquisitions to support our three core life sciences businesses and this one is right now a sweet spot.

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This acquisition transforms Sciex from what is today a category killer in mass spectrometry into a much broader platform for growth.

I have known Joe Keegan of Molecular Devices for several years and have always admired how he built Molecular Devices to a very strong drug discovery and development solutions provider.

The molecular devices team has a great track record of innovation with a constant flow of new products. They have delivered such innovative platforms as Slipper, Image Express and Iron Works to the market. Over 64% of Molecular Devices revenue in 2006 came from products launched in the last three years.

They have strong financial returns supported by market leading gross and operating margins. They have leading product positions and a great customer reputation for quality.

Like Sciex, Molecular Devices serves the most prestigious pharmaceutical, biotechnology, academic and government laboratories in the world. We believe this transaction will deliver strong financial results for our shareholders. In the first year of ownership we expect Molecular Devices to add $190 million in revenues and $45 to $50 million in EBITDA.

This acquisition will be modestly accretive in 2007 and strongly accretive in 2008 and beyond. Most importantly the ongoing success of this combination will be driven by the strong operating team we have at Sciex, a team I believe to be one of the strongest in the industry. Together with the strong leadership team at Molecular Devices, the Sciex team under president Andy Boorn’s leadership is excited and prepared to make this a very successful transaction for MDS shareholders.

Now let me take you to a little more detail using the power point as a guide. As we’ve said before, our strategy is a pure play global life sciences company building out our three core business. This acquisition takes us to about $1.2 billion in pro forma revenues, takes our employee base up to 6,200. Still leaves us with a platform with their markets growing in the high single digit range and a broad base of global revenue reaching the most prestigious customers in the industry.

This exactly fits our investment criteria that we explained to shareholders over the past 12 months. It is on strategy, it is financially attractive for our shareholders, and there’s a strong leadership team in place between Molecular Devices and Sciex’s to make sure it is a successful integration. It brings new capabilities to our customers and broadens our ability to serve them on their most demanding needs.

The deal is a tender offer at $35.50 per share all cash. The transaction value is $585 million for the shares and about $30 million in option expense that brings it up to the $615 million in the press release.

The funding will come from our cash resources which include our balance sheet, access to our revolver and the impending proceeds from the diagnostics sale.

It will add $190 million in revenue and $45 to $50 million in EBITDA in the first year and be accretive on both a cash and a GAAP EPS basis in 2008 and beyond we expect it to be significantly accretive. We expect the close to take place in Q2 2007.

As with any deal of this size there are certain regulatory approvals we’ll need to seek such as Hod(ph), Scott, Radino(ph) and a number of others that have to do with the tender process. We expect all of those to be successfully completed within this time frame.

Molecular Devices opens up our market opportunity in the big play in a market that’s about $2.2 billion in size with high digit single, high digit organic growth. They have a great track record of product innovation. The company is an attractive mix of hardware, consumables and software with a very strong intellectual property portfolio and product pipeline.

Most importantly they bring access to a direct sales and support team of over 230 people who are positioning in the most attractive life sciences markets around the world.

As we look at combining MDS Sciex with Molecular Devices we see here the coming together of two very strong franchises that create a much, a much more powerful place in the industry with critical mass in the research and development ranks, strong capabilities in operations and most importantly a broader set of solutions to bring to customers.

As we look at the transformation from Sciex, again as I said before we’ve always viewed Sciex as a category killer of mass spec. And we have two great joint venture partners that work with us for distribution. This really transforms that view into a much broader platform of products with the global sales and marketing team. We believe having this team allows us to be much more of a platform that will make us very attractive for future bolt on product based opportunities.

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As we look at Molecular Devices it’s a blue chip customer base across the same markets served by Sciex. Very strong reputation for quality and innovation and an install base of over 100,000 instruments.

One of the most exciting parts of this deal is access to the high content screening market. Screening is a $2.9 billion market and the fastest growing part of it is high content which is about a $300 million market. Molecular Devices is tied for a first place position.

We think this is a critical set of technologies that help our pharmaceutical and bio tech customers bring safe therapeutics to market quickly and fit very well with the theme within MDS.

The molecular devices team has built a broad, direct distribution. We think this broad pipe allows us to have a much more intimate relationship with customers and helps to drive our growth as we develop new products and services to bring through that network.

As I’ve said consistently for the past year, we’re going to stay and build our core businesses. Each one of our three MDS businesses we believe are leaders in what are very fragmented markets. Going forward it takes Sciex as a mix of the MDS revenues from 26% to 38% on a pro forma basis.

We’re going to stay on strategy here with this acquisition and our other actions throughout 2007 to support our market leading franchises, continue to make sure we keep a streamlined, more agile cost structure, retain a very strong financial position and have an aligned team committed to execution.

Let me now turn the call over to Joe Keegan, president and chief executive officer. Joe.

Mr. Joe Keegan, President and CEO

Thanks Steve. This acquisition brings great opportunities for our employees and our shareholders. Our board unanimously approved this transaction.

We are proud of what we have built here at Molecular Devices and view this combination as a great opportunity to accelerate our growth and achievements.

I’m especially pleased with the opportunity it will provide for our employees. By joining with MDS Sciex they will have the unique opportunity to serve customers across a broader array of products and services as well as realize expanded development opportunities within the MDS organization.

By bringing together these two world class businesses we create a powerful industry leader, ready to take advantage of growth opportunities in the markets we serve.

You can expect my full support to ensure a smooth transition and successful integration of these two teams. Now I’d like to turn things over to Andy Boorn.

Mr. Andy Boorn

Thanks Joe and good morning everybody. I’m thrilled to be speaking with you this morning and be able to announce the Molecular Devices team will be joining MDS, that they bring us sales, marketing and product innovation capabilities that will help us grow our existing instruments business.

By bringing together two world class teams, Molecular Devices and MDS Sciex we will have much broader capabilities and market reach.

The combined operation will be a leading global provider of life sciences instrument platforms as it extends our offerings in cellular analysis with market leading products, reagents and software nicely complimenting our existing sell key products.

Together we will have over 1,100 employees on five continents with over 250 scientists and engineers and a very strong pipeline of new products.

From an intellectual property perspective we will have over 282 patents issued with close to 280 pending in the process.

The MDS Sciex and Molecular Devices brands will both continue due to the strong recognition and importance of these brands with our clients.

We will also continue to expand our industry leading mass spectrometry franchises by investing with our joint venture partners, Applied Bio Systems and Perkin Aylmer(ph).

Again I’m thrilled to be here today and able to announce this transaction. And now I’d like to turn it back to Stephen with some additional comments.

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MDS Inc. Conference Call

Monday, January 29, 2007, 10:00 a.m. ET

Mr. Stephen DeFalco

Thank you Andy. While I have everybody on the phone here this morning let me take a brief moment to update everyone on two topics, the diagnostic close and our progress in Montreal.

First diagnostics, the diagnostics deal is making good progress, all parties are working hard. As you know this is a very complex operation to separate and close. We serve patients every day and don’t want any disruption to that.

We feel everything looks good. It doesn’t look like this week. We’ll probably slide a little bit and we expect it to close in the first few weeks of February. Immediately after we close our transaction we will commence our Dutch auction process and buy back $500 million of our shares.

Onto the Montreal efforts, as we and the FDA announced two weeks ago, we believe that the FDA has a practical and efficient path of closure of the review of bilateral (Inaudible) studies conducted at our St. Laurent and Blainville(ph), Quebec facilities from January 2000 to December 2004.

We remain committed to working with the agency and our customers to bring final closure to this issue. We’re working to conclude this issue in a high quality way. On January 10th the FDA put out guidance which provides a path to closure for sponsors and MDS.

The bio analytical studies conducted from 2000 to 2004 at our two Quebec sites, they have provided sponsors with three options to (Inaudible) the data from the work supporting generic ANDA submissions, redoing the studies, reanalyzing the samples, we’re conducting an independent audit of the data.

The agency is gathering information on any NDA submissions work from during this time period. It’s important to emphasize that this action does not apply to any of our other sites or work conducted outside this time period.

We are redirecting our efforts from conducting assessments in the five year review to supporting our customers with their independent order activities. We have had sponsors already complete audits and are working with others to schedule audits. We understand from sponsors that specific clients who have already conducted audits have received approvals based on that work.

I should also note again that in the public comments on January 10th the FDA stated their course of action was being taken as a precautionary measure to ensure that data submitted to the agency and used in making approval decisions is of the highest quality.

The FDA also made it clear that it does not have concerns about the safety or efficacy of drugs at this point in time. We need to keep that in mind as we work with our customers and the agency for its closure of this issue.

Let me come back and close here on the topic of the day which is the acquisition of Molecular Devices. This is a very exciting time for our company, employees in both companies, our customers and our shareholders.

Over the last year we have looked at a number of companies but we think this one is perfectly positioned and something MDS has had an interest in for some time. It’s in a space where we have great strength and leadership and with a team that is poised for integration. This is a great transaction and one that is truly a transformational one for MDS Sciex.

We have brought a very disciplined deal process and what you will see following it is an equally disciplined execution. Thank you for joining us today, we look forward to catching up with you in person. Let me turn it now back to Sharon.

Sharon Mathers, Moderator, Vice-president of Investor Relations and External Communications

Thank you Stephen and before I ask the operator to open the lines up for Q&A I would just like to ask each of you to limit yourself to one primary and one follow up question before you queue up again so that we can give everybody an opportunity here to ask their questions. And now operator would you please provide people with instructions on queuing up for questions.

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MDS Inc. Conference Call

Monday, January 29, 2007, 10:00 a.m. ET

QUESTION AND ANSWER SESSION

Operator

Thank you, we will now take questions from the telephone lines. If you have any questions please press *1 on your telephone keypad. If you are using a speaker phone please lift the handset and then press *1. If at any time you wish to cancel your question please press the # sign. Please press *1 at this time if you have a question. There will be a brief pause while participants register. Thank you for your patience. The first question is from Lennox Gibbs of TD Securities. Please go ahead.

Lennox Gibbs, TD Securities, Analyst

Good morning, thanks. The question is for Joe Keegan. I believe slow pharma demand is what you cited as a reason for your Q3 miss and then the revision in the third quarter. However you know there’s some others in the broader analytical instrumentation space that is speaking to strengthening demand. Are you yet seeing a pick up in terms of pharma cap ex or would you continue to characterize it as slow?

Mr. Joe Keegan, President and CEO

I think for some time we’ve said that pharma demand tends to be cyclical amongst the individual pharmaceutical companies. I’d say demand for, that going forward into 2007 almost every product category we have, we have new products coming on board. I would expect those products to be well received by the pharmaceutical industry.

Lennox Gibbs, TD Securities, Analyst

So would you actually say that you’re seeing strengthening demand in addition at this point or…?

Mr. Joe Keegan, President and CEO

Again I would expect those new products to drive the demand in 2007.

Lennox Gibbs, TD Securities, Analyst

And just as a follow up, can you help us better understand the overlap or maybe better still the differentiation between sell key and some of the products in the Slipper product line, how do they compare in terms of you know throughput, hind shadow capability, price points, etcetera?

Mr. Joe Keegan, President and CEO

I think I would let Steve take that question.

Mr. Stephen DeFalco

Thank you Joe and I think I’ll turn it over to Andy. Andy why don’t you field that one?

Mr. Andy Boorn

Hi, good morning, yes, thanks Lennox. So we see them as being very complimentary. I mean Slipper is clearly there and automated (Inaudible) products, Iron Works and things like that are clearly the leaders in those categories. They’ve got a higher level of automation and they’re migrating clearly into being the front line primary screening tools there.

Sell keys lower throughput at this point and is used at this point for secondary, what we refer to as secondary screening, so lower throughput, more in depth second level studies.

So I think the, you know the labeled approaches that we have with molecular devices and the label free approach that we’ve pursued here are going to find you know complimentary positions in the market place.

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MDS Inc. Conference Call

Monday, January 29, 2007, 10:00 a.m. ET

Lennox Gibbs, TD Securities, Analyst

At relative price points?

Mr. Andy Boorn

They’re pretty comparable. Actually I think the fully automated configurations for the Molecular Devices products are probably a little bit higher than sell key, they’re in the 400 plus range and we’d be in the 300, mid 300’s.

Lennox Gibbs, TD Securities, Analyst

And then quick follow up to Joe, what, you said that new product introductions across all lines, can you give us a sense as to the number of new products that you might introduce in ‘07?

Mr. Joe Keegan, President and CEO

Well you know I think we have six or seven product categories and you know just for example there’s a new version of Slipper which is our lead GPCR tool that we would expect to launch. So again the thing that historically drove Molecular Devices, in some ways this is really no surprise, we did have a bit of a pause in 2006 but historically the way we’ve driven growth at Molecular is by a very aggressive cycle time in terms of new products. So in 2007 there’s a nice pipeline to be delivered.

Mr. Stephen DeFalco

I guess Lennox to kind of close that question out, I think you’re going to see coming forward here in ‘07 a pretty exciting year between the Molecular Devices and the Sciex launches cause you know we have a couple here in the pipeline too, so we think it will be a really good year for us in ‘07.

Lennox Gibbs, TD Securities, Analyst

Thanks very much.

Mr. Stephen DeFalco

Thank you for your question.

Operator

Thank you. The next question is from John Maletic of Scotia Capital. Please go ahead.

John Maletic, Scotia Capital, Analyst

Hi, good morning, just a couple of quick questions. First of all on sell key, does this transaction change your expectations for this product over 2007 and 2008? And by that I mean are you going to be putting more resources towards the sale of this product?

Mr. Stephen DeFalco

Yes John, that’s an interesting question. So one is we do think it’s a big positive for sell key. So sell key is the label free technique, of course that’s the new technique, wrapping it in the Molecular Devices brand with their sales force makes it much more established into the market then we could do it on our own. So we think there’s a positive there.

But your comment about I would say it’s sort of different resources. So if we had to build that out on our own we’d be putting it in dollar for dollar. I think that now lets us spread that into a broad sales force that’s already very well established with the customers. So I think it’s going to be a better penetration, greater reach at lower cost. So I didn’t want to give you an impression we were putting more into now, it actually I think gives us an opportunity for some call it cost avoidance of more powerful global distribution earlier in it’s life.

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John Maletic, Scotia Capital, Analyst

Okay, and my second question deals with the level of integration between these two businesses. Are you intending to keep Sciex and the new medical devices group as fairly separate businesses or is there intention to integrate manufacturing, R&D and other aspects of the business?

Mr. Stephen DeFalco

So it’s Molecular Devices, not medical devices.

John Maletic, Scotia Capital, Analyst

I’m sorry.

Mr. Stephen DeFalco

It’s okay, it’s early in the morning. The, what we will do is what you describe which is we will be integrating the back end, we’ll be looking for the ability in the manufacturing footprint to you know put together two strong teams and have it continue to operate very well.

We think mixing the R&D resources is a very good thing. I, we think both teams bring different and complimentary sets of capabilities to the table. Obviously the sales and marketing will be largely left untouched because that’s a good strong global platform and we don’t combine it with anything on the Sciex side.

And then I think removing some of the company, the public company costs and make sure the redundant G&A infrastructure I call it, not as, but G&A infrastructure.

John Maletic, Scotia Capital, Analyst

So is there any scope to moving more manufacturing to the Singapore facility?

Mr. Stephen DeFalco

We’re going to be looking broadly across you know the facilities in Concord, Singapore, Molecular Devices has one in Union City, one in, I’m sorry, the Bay area, I forget the exact address and then one in China. And so we’ll be looking at where products belong in the right facility and making those moves over time.

John Maletic, Scotia Capital, Analyst

Okay, thanks.

Operator

Thank you. The next question is from Dave Windley of Jeffries and Company. Please go ahead.

Dave Windley, Jeffries and Company, Analyst

Hi, thanks for taking the questions, somewhat of a follow up on the last question. The quantification in the press release of synergies of $10 to $12 million this year sounds like through these activities Stephen that you just described there would be quite a bit more cost synergy in the future. Can you put some range or number around that?

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Mr. Stephen DeFalco

So I think what we said was $10 to $12 in the first twelve months and that’s $7 within our fiscal ‘07, right, just so we can clear on that. and then you know I think that we’ll let, we have a very detailed integration plan put together with a bunch of joint teams, we’re looking at different opportunities, it makes sense for us to update beyond that, we will in future calls, but I think it’s too early to say. But what I would say it’s Molecular Devices runs a very lean shop and so you know I want to emphasize this to shareholders this is not, this is two very strong companies coming together, obviously we want to leach up in Sciex. And so you know we’ll be looking at that over time and I’m sure, I think though it is a synergies case that will build over time as the two teams get more opportunity to work together and share information.

Dave Windley, Jeffries and Company, Analyst

Okay, and my follow up just real briefly on the FDA review, I wanted to make sure I understood that your comment about your understanding that audits have been completed and applications have, applications plural have been approved following those audits as a confirmation that that process is moving forward. Is, have there been multiples of those approved?

Mr. Stephen DeFalco

Yes, I would say at this point just cause of the time line it is plural, but you know I wouldn’t go wild with how high that number is. I think the first couple of, have been done and seem to be moving through the agency quite well and I think all parties are cooperating and you know it looks to me like we do have an official (Inaudible) to close this. So we’re feeling bullish about getting this behind us.

Dave Windley, Jeffries and Company, Analyst

Okay, great, thanks for those answers and good luck on both fronts.

Mr. Stephen DeFalco

Thanks Dave.

Operator

Thank you. The next question is from Paul Knight of Thomas Weisel Partners. Please go ahead.

Paul Knight, Thomas Weisel Partners, Analyst

Hi Steve.

Mr. Stephen DeFalco

Hi Paul, welcome to our call. It’s great to have you.

Paul Knight, Thomas Weisel Partners, Analyst

It’s nice to be here. Regarding the distribution network of Molecular Devices, now that you have that established network what do you want to do with it specifically? Could you over time plug in mass spec into it? What are the thoughts and then the corollary would be what is the overlap with what you have now?

Mr. Stephen DeFalco

So you know mostly what we’re doing to do with the Molecular Devices sales and marketing infrastructure is make sure we keep it strong and we’re making the investments in the areas that drive growth.

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You had brought up you know would we move our mass spec line through it and the answer is no, those are tied into strength factors with two very strong partners, Applied Bio Systems and Perkin Aylmer, we think serve that market very well and again are intricate into those joint venture structures.

I think though as we see opportunity to combine some of the Sciex R&D capability with some of the good work being done at Molecular Devices we see the ability to innovate and bring some new products to market. That would likely flow through the Molecular Devices distribution network.

And then we also see the opportunity, you know in the industry Paul, you’ve been around enough to know there’s a lot of small companies who develop a product and really don’t have market access. I think the past while they would have liked to have done a deal with Sciex, Sciex really couldn’t bring that and I think now we now have a sales and marketing team that can bring that. So I think we’ll, we see this as opening up over time you know a number of bolt ons that bring us a specific product or service and we can provide that kind of distribution for it.

Paul Knight, Thomas Weisel Partners, Analyst

Do you have any overlap?

Mr. Stephen DeFalco

No, not at all. Sciex has no, well sorry, there is a small direct sales force that supports sell key, you know that is a number of folks, you know less than 20. And but it’s relatively minor and it plugs right into what we’re doing today. So we’ll just bring them over.

Paul Knight, Thomas Weisel Partners, Analyst

Okay, thank you.

Mr. Stephen DeFalco

We’re actually going to relocate that team from their current building into the Molecular Devices facility and I hate to comment on California traffic patterns but lets say they’re about 30 minutes apart (Inaudible).

Paul Knight, Thomas Weisel Partners, Analyst

Okay. Congratulations.

Mr. Stephen DeFalco

Thank you very much Paul.

Operator

Thank you. The next question is from Brian Bapty of Raymond James. Please go ahead.

Brian Bapty, Raymond James, Analyst

Good morning guys, two quick questions. First expanding on potential to put maybe in the long term some aspect traffic through this, through this acquisition or through the sales team, can you just comment on how long your joint venture agreements with ABI are in place for Perkin and Aylmer sort of as a very far outlook as to a potential time that something could happen there? And secondly, these, or this acquisition looks like there’s some assets within it that are quite synergistic with some of your early stage drug discovery capacity at your CRO. Two questions there. Is Molecular Devices, do you currently have Molecular Device products within that CRO? And two, is the scenario where you think you could expand some of that early stage drug discovery capacity and maybe some synergistic call it inventive activity on that front? That’s it.

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Mr. Stephen DeFalco

Great. So Brian let me (Inaudible) one is our CRO is currently a modified customer of Molecular Devices that helped us a lot in the diligent process because we had first hand knowledge of their products and capabilities and I think a very strong reputation there. So I think that continues to make good sense for us and I’m sure that those teams will find areas to work together going forward as you know Sciex does also from time to time.

But I would also state that Molecular Devices serves a number of our CRO competitors and will continue to service them in a high quality way as Sciex does today.

The first point of your question though I find that a bit of a, what I would describe as a dangerous question that I want to state very clearly we have no plans at all of moving our mass spec with this distribution network. Those mass specs are tied to very strong joint ventures. Those joint ventures do have renewal dates on them going out. But you know basically that’s a bunch of intellectual property that’s been developed by both teams.

We think we serve the market extremely well, are working with those and those are 20 year relationships and those are very strong relationships. So you know I don’t want anyone out there speculating about your question, I want to be perfectly clear, two great partners, a fantastic mass spec franchise, this will not disrupt that.

In terms of going forward a new product developed jointly between the existing Molecular Devices teams the Sciex teams, that’s all open ground and we see this distribution network being very powerful for that.

Brian Bapty, Raymond James, Analyst

Excellent, thanks very much.

Mr. Stephen DeFalco

Thank you Brian.

Operator

Thank you. The next question is from Maher Yaghi from of Desjardins Securities. Please go ahead.

Maher Yaghi, Desjardins Securities, Analyst

Yes, thanks for taking my questions. I have two questions first on Molecular Devices. What is your current organic growth if you strip out the acquisitions that you have made in the recent past as of Q3 or you know maybe Q4? What is your expected organic growth going forward?

Mr. Andy Boorn

So I guess I’ll take, Steve do you want to take that?

Mr. Stephen DeFalco

Yes sure. I think we said before that we have a bunch of businesses here with high single digit organic growth. I think Molecular Devices sticks right into that flow. I don’t think a forward looking statement at this point really makes good sense on Molecular Devices as a piece. I think we’ll stay at the high level on the combined business and we’re looking for high single digit organic growth.

Maher Yaghi, Desjardins Securities, Analyst

Okay, and just a follow up on that, does Molecular Device still, as it relates to its guidance it gave last quarter does it still stand with it’s $180 to $185 million of revenue guidance for 2006?

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Mr. Stephen DeFalco

Yes, we’ll be putting out financial results this week so I think it doesn’t make sense to be commenting on that at this time.

Maher Yaghi, Desjardins Securities, Analyst

Okay, so in Q3 Molecular Devices cited some weakness I think Lennox talked about it a little bit. That weakness came from large pharmaceutical companies. Did the visibility on that side improve in Q4 versus Q3 or it’s basically still the same?

Mr. Stephen DeFalco

Yes again Maher I don’t think it makes sense to do forward looking statements there. Molecular Devices will be announcing their financials here shortly. I think that makes sense. I think what I would focus on a lot is our expectations from Molecular Devices in 2007 that’s part of the MDS family. And we believe in the first 12 months of ownership we’re going to be between $190 million in revenue and $45 to $50 million in EBITDA. I think that’s the guidance you should sort of focus on here.

Maher Yaghi, Desjardins Securities, Analyst

And as it relates to predictability of sales forecast by Molecular Devices is there something that the company have done in the past for example talking about backlog and how predictive is that backlog to compared to orders and sales and shipments and so forth? Has it been a reliable indicator of sales and is that something you can provide going forward after you close that acquisition?

Mr. Stephen DeFalco

I think we’ll be providing you know similar discussion as our Sciex business. And so you should think of it as operating in a segment of the market similar to Sciex. I think Molecular Devices has a larger component of recurring revenue in this service in consumables and reagents and the software franchises. But you know I still think you know ride the opportunities and challenges of you know capex spending in the pharma industry and as you know a couple of, two or three individual pharmas could affect that spending you know in a single quarter and you know I think we kind of manage through that. So I think similar to Sciex is how I would answer that.

Maher Yaghi, Desjardins Securities, Analyst

And my final question Stephen is that you basically if this acquisition closes you’ve talked in the past that you might be doing acquisitions in both on the CRO and the (Inaudible) business. We’ve seen this acquisition fits with what you have said in the past. How about you know your remaining cash that you would have after closing the lab business sale, should we expect other acquisitions in the CRO business or for now I think while to you is that, is this acquisition what you have been planning or is there more to go?

Mr. Stephen DeFalco

No, I would say present (Inaudible) and steam. And so you know we continue to be a very financially healthy company. I think that we are looking at acquisitions to criteria that we apply, is there on strategy, they strengthen the core business within the three franchises. They broaden out capabilities with customers and improve our position. We look for things that make good financial sense to our shareholders. We’ve run that on MPV, we look at for them to be accretive where we have good tangible synergies. And we look to have a strong management team in place to successfully integrate the acquisition.

I would say that we are looking at, we have a process that flows out of one of our pro core processes for competition capital process. And we look at deals that fit within that. So we don’t listen to every call that we get from bankers and every opportunity, we really have a proactive list that we work over time and I think the truth is getting the stars and the moon to align makes good sense.

I would say that you know the Sciex team probably is going to be pretty busy for the next year. You know there are areas in the CRO that are quite healthy and quite strong and quite profitable that have great teams in places. As you know and actually (Inaudible) we got a couple of areas that are a little more challenge that we think would you know be too much risk at this current time to do any kind of deal.

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And so the job there is you know continue to improve and strengthen those management team and those processes and we’ve seen good track record on that. And obviously we have a good strong performing team at Nordion.

I don’t think that this is at all a change and I don’t want anyone to think the velocity on this is, has changed at all because we have cash in the bank versus cash not in the bank. This is a very disciplined process, this deal here with Molecular Devices we would have done it last spring if the opportunity had arised quite frankly. And so it’s not a, it will be appear to some that the optics is the timing is close to the DX close but I can guarantee that was serendipitous.

This is a very disciplined, thoughtful process and it will take place from time to time and we’ll make sure that we have the teams on the fields to integrate these.

Maher Yaghi, Desjardins Securities, Analyst

Okay, and just finally, what would be the tax rate of Molecular Devices income as part of MDS?

Sharon Mathers, Moderator, Vice-president of Investor Relations and External Communications

We can’t provide that guidance at this moment Maher.

Maher Yaghi, Desjardins Securities, Analyst

Okay, thank you.

Mr. Stephen DeFalco

Thank you for joining us.

Operator

Thank you. The next question is from Michael Emerald of Longfellow Investments. Please go ahead.

Michael Emerald, Longfellow Investments, Analyst

When do you expect the tender to commence and expire and why assuming it happens faster than the order of months why are you saying a Q2 close?

Mr. Stephen DeFalco

We’re putting a little room in there just to make sure, but we’ll be processing this as expeditiously as we can.

Michael Emerald, Longfellow Investments, Analyst

Will it be open for the standard minimum time frame? Do you want to get this done as soon as possible?

Mr. Stephen DeFalco

Absolutely.

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Michael Emerald, Longfellow Investments, Analyst

Okay, so can I think to myself that it’s going to start in a normal time frame and conclude in the minimum regular required time frame?

Mr. Stephen DeFalco

Yes, I think that fits within our plan.

Michael Emerald, Longfellow Investments, Analyst

Okay, good, thank you very much.

Operator

Thank you. Once again please press *1 for any questions or comments. The next question is from David Pink of Milton Partners. Please go ahead.

David Pink, Milton Partners, Analyst

Hi, yes, good morning gentlemen. Do you anticipate any issues with respect to the Hart Scott filings and getting those approvals and do you require any amendments or changes or anything to the credit agreement with respect to the financing?

Mr. Stephen DeFalco

No we’re not anticipating any issues cause we don’t have any (Inaudible) against two very strong, very complimentary companies, not a lot of overlap so we’re not, no, we’re not expecting any. And you know nothing special on the financing side.

David Pink, Milton Partners, Analyst

Okay, and there’s no ability to not consummate this transaction based upon any financing issues?

Mr. Stephen DeFalco

No we don’t have a financing commitment.

David Pink, Milton Partners, Analyst

Thank you.

Operator

Thank you. There are no further questions registered at this time. I would now like to turn the meeting back over to Ms. Mathers.

Sharon Mathers, Moderator, Vice-president of Investor Relations and External Communications

Thank you all for joining us today and obviously if you do have any follow up questions please feel free to give me a call. I’ll be available all day. Take care.

Operator

Thank you. The conference has now ended. Please disconnect your lines at this time. Thank you for your participation and have a great day.

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